SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000

FAX: (202) 393-5760

www.skadden.com

October 20, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	H. Christopher Owings
Assistant Director

                RE:        Gas SpinCo, Inc.

                              Registration Statement on Form 10 Filed September 7, 2006

                              Commission File No. 1-33007

Dear Mr. Owings:

On behalf of Gas SpinCo, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated October 6, 2006 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) in Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response. Additionally, certain supplemental information is being provided under separate cover in response to certain of the Staff’s comments.

Form 10

General

1.	We note that you may include artwork. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the registration statement.

Company Response:

The Company has informed us that the only artwork to be included in the Information Statement will be the Company’s logo. The Company will furnish to the Staff the logo in a supplemental correspondence or will include the logo in a subsequent amendment once it has been finalized.

2.	In an appropriate section, please describe the recent sale to Duke Energy of 1,000 shares of Gas SpinCo, as disclosed on page F-4. Refer to Item 701 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company provided additional disclosure under the caption “Business—History and Development” on page 144.

3.	Please revise throughout the registration statement, as applicable, to ensure that your disclosure is accurately updated and reflects the current status of your operations. For example, your disclosure under “Other Issues” on page 131 appears to discuss the upcoming merger between Duke Energy and Cinergy, which has already been consummated.

Company Response:

In response to the Staff’s comment, the Company has made revisions throughout the Registration Statement.

Industry Data, page i

4.	We note your representation that some of the information in the registration statement is based on independent trade associations, industry publications and surveys, and that you have not independently verified the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has removed the referenced paragraph.

Summary, page 1

Our Business Strategies, page 2

5.	Please define “MLP” and “Canadian Income Trusts.”

Company Response:

The Company has added definitions for “MLP” and “Canadian Income Trusts” under the caption “Summary—Our Business Strategies” on page 2.

Risk Factors, page 20

6.	Please revise your risk factor headings to concisely state the specific material risk to your company or investors and the consequences should that risk factor occur. Please avoid simply referring to a fact about your company or a future event in your headings. Furthermore, stating that the risk may adversely or negatively affect your business does not adequately address the potential consequences.

Company Response:

In response to the Staff’s comment, the Company has revised the headings to its risk factors disclosure to more concisely state the specific material risks.

7.	In general, information that may be readily transferable to other documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to potential investors. For example, we note the following risk factors:

•	Our results of operations may be negatively affected..., page 20;
•	We are exposed to credit risks of counterparties, page 22;
•	Poor performance of pension plan holdings..., page 25; and
•	Potential terrorist activities or military or other actions..., page 25.

If you elect to retain these risk factors in your registration statement, you must clearly explain how they specifically or uniquely apply to your company, industry, etc. Again, these are only a few examples. Please revise accordingly throughout.

Company Response:

In response to the Staff’s comment, the Company has revised its risk factors disclosure to remove immaterial information and more clearly explain how the risks apply to the Company.

8.	Some of your risk factors indicate that if the risk materializes, it could have a material effect on your “[b]usiness, financial condition and results of operations” or other similar language. For example, we refer you to the first risk factor on page 21. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Company Response:

In response to the Staff’s comment, the Company has revised its risk factors disclosure to more precisely articulate the specific risk or consequence.

9.	Some of your risk factors appear overly lengthy and should be shortened to concisely disclose the material risk. For example, we note the following risk factors:

•	We are subject to numerous environmental laws and regulations..., page 22;
•	If the distribution, together with certain related transactions..., page 28; and
•	GasCo and Duke Energy might not be able to engage..., page 29.

Company Response:

In response to the Staff’s comment, the Company has revised its risk factors disclosure to more concisely disclose the material risks.

Our investments and projects located in Canada expose us to fluctuations…, page 21

10.	Please note that disclosure aimed at mitigating the risk disclosed is inappropriate for the risk factor section. Accordingly, please revise, here and throughout the risk factor section, to remove your discussion of the actions that you undertake to mitigate the risk(s).

Company Response:

In response to the Staff’s comment, the Company has revised its risk factors disclosure to remove discussions of actions undertaken to mitigate the risks.

Our natural gas gathering and processing operations are subject..., page 21

11.	Please revise to eliminate your use of acronyms, here and throughout the risk factor section.

Company Response:

In response to the Staff’s comment, the Company has revised its risk factors disclosure to eliminate the use of acronyms.

Forward-Looking Statements, page 33

12.	Please delete the reference to the forward-looking safe harbor provided under the Private Securities Litigation Reform Act of 1995. This safe harbor provision is inapplicable to a Form 10 registration statement filed by a registrant that is not yet an Exchange Act reporting company. Refer to Section 21E(a)(1) of the Exchange Act.

Company Response:

The Company has reviewed Section 21E(a)(1) of the Exchange Act and believes that the inclusion of the safe harbor provision in the Information Statement is appropriate. The protections of Section 21E are available to companies that are subject to the reporting requirements of either Section 13(a) or 15(d) of the Exchange Act. At the date the Information Statement will be delivered to holders of Duke Energy common stock, but after the date the Registration Statement is declared effective, Duke Energy will be subject to the reporting requirements of Section 13(a) of the Exchange Act.

The Separation, page 35

Certain U.S. Federal Income Tax Consequences..., page 40

13.	Please revise to update the status of the IRS private letter ruling.

Company Response:

The Company has informed us that as of the date hereof, there has not been a material change in the status of the IRS private letter ruling. The Company will revise the disclosure in the Registration Statement in a subsequent amendment if the status changes.

Conditions to the Distribution, page 42

14.	We note your disclosure that if permissible under the Separation and Distribution Agreement, certain of the conditions to the distribution may be waived by Duke Energy. Please expand your disclosure to indicate which conditions may be waived by Duke Energy and the requirements that must be satisfied under the Separation and Distribution Agreement to permit a waiver by Duke Energy.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the captions “Summary—The Separation—Conditions to the Distribution” on page 17 and “The Separation—Conditions to the Distribution” on page 39.

Pro Forma Condensed Statement of Operations, page 49

15.

Please enhance your note disclosure to clearly indicate what operating costs you intend to have as a new stand alone entity. Please discuss and disclose any incremental costs associated with operating as a separate public company that you may incur. Please discuss the impact of the “transition” service arrangement which you discuss on page 189. See SAB Topic 1.B.2.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Unaudited Pro Forma Financial Information of Gas SpinCo, Inc.” Please refer to Note (b) to the pro forma condensed statements of operations for the six months ended June 30, 2006 on page 47, and the year-ended December 31, 2005 on page 49. The Company has taken into consideration SAB Topic 1.B.2., and there are no additional pro forma adjustments required to reflect cost-sharing or other arrangements.

Pro Forma Condensed Consolidated Balance Sheet, page 55

16.	We note your discussion on page 186 related to the assumption of certain contingent and other corporate liabilities of Duke Energy or its subsidiaries. In this regard, please explain if the pro forma adjustments reflect any contingent liabilities or whether you believe any disclosure is necessary

Company Response:

In developing the pro forma adjustments, the Company considered the contingent and corporate liabilities that are discussed on page 186 of the Registration Statement, in order to identify any material estimable amounts, or ranges of amounts, that should be recorded or disclosed by the Company in accordance with either SFAS No. 5 or FIN 45. The liabilities discussed on page 186 primarily relate to contingencies and potential liabilities that have not been determined to be reasonably possible, and, therefore, do not result in pro forma SFAS No. 5 or FIN 45 liabilities or related disclosures. Therefore, the pro forma adjustments do not reflect any contingent liabilities, except as disclosed in Note (d) to the pro forma condensed consolidated balance sheet on page 54. The Duke Capital footnote disclosures currently disclose certain contingent liabilities that will be retained by the Company subsequent to the separation from Duke Energy. In response to the Staff’s comment, the Company has revised the Pro Forma Note Disclosures on page 58 to reflect a reference to those existing disclosures in the Duke Capital footnotes.

17.	We understand that the DEFS deconsolidation has increased your equity in earnings of unconsolidated affiliates. We assume your other material equity method investment relates to Gulfstream which was historically classified as part of your natural gas transmission business. We note that the equity in earnings of unconsolidated affiliates disclosed on page F-55 appears significant to your pro forma income from continuing operations. Please explain if Gulfstream, or any other equity method investments, meet the significance tests as defined in 1-02w of Regulation S-X using your pro forma assets in your tests.

Company Response:

During 2005, Duke Capital’s and the Company’s largest equity method investments were Duke Energy Field Services, LLC (“DEFS”), TEPPCO Partners LP (“TEPPCO”) and

Gulfstream. The Company has performed the significance tests required by Rule 3-09 of Regulation S-X and has determined that Duke Capital’s investment in DEFS, as well as TEPPCO (as discussed in the Company’s response to the Staff’s comment number 42 below), are the only investments for Duke Capital and the Company that meet the significance tests. Therefore, the DEFS and TEPPCO financial statements have been included as Exhibits in the Information Statement. The investment in Gulfstream is the next largest investment, from both an income statement and balance sheet perspective, and does not meet the significance tests under Rule 3-09, as demonstrated below:

2005 Equity in Earnings of Gulfstream	$34 million
Percentage of GasCo Pro Forma Earnings From Continuing Operations Before Tax	4%
Percentage of Duke Capital Consolidated Earnings From Continuing Operations Before Tax	1%

2005 Investment in and Advances to Gulfstream	$400 million
Percentage of GasCo Pro Forma Total Assets	2%
Percentage of Duke Capital Consolidated Total Assets	1%

Management’s Discussion and Analysis of Pro Forma Results of Operations..., page 61

18.	Please describe Gas SpinCo’s plan of operation as a separate company after the spin-off, including any expected changes in its operations.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Unaudited Pro Forma Financial Information of Gas SpinCo, Inc.—Management’s Discussion and Analysis of Pro Forma Results of Operations” on page 59.

19.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on net sales or revenues or income from continuing operations. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Company Response:

In response to the Staff’s comment, the Company has expanded the disclosure regarding known material trends under the caption “Unaudited Pro Forma Financial Information of Gas SpinCo, Inc.—Management’s Discussion and Analysis of Pro Forma Results of Operations” on page 60. The Company believes that the existing discussion in this section regarding economic stability, the regulated nature of revenues, contract terms and renewals, and commodity prices provides the investor with qualitative information about the variability of earnings and cash flows of the Company.

Pro Forma Segment Results, page 62

20.	Please note your use of consolidated segment measure EBIT here and in other sections of your Form 10 when discussing segment results. Please note that this is a non-GAAP financial measure since the measure is a GAAP measure only within the context of SFAS no. 131 with attendant reconciliation in the financial statements. As such, please clarify and expand your disclosures required by Item 10(e)(1)(i) of Regulation S-K and the disclosures referenced in Question 19 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Company Response:

We direct the Staff’s attention to the disclosure under the captions “Duke Capital’s Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Business Segments” in Note 3 to the Consolidated Financial Statements captioned. The Company has informed us that management of Duke Capital evaluates segment performance based on earnings before interest and taxes from continuing operations, after deducting minority interest expense related to those profits (“EBIT”). As a result, Duke Capital’s disclosure of EBIT on a segment basis is in conformity with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131) disclosure requirements, as segment EBIT represents Duke Capital’s generally accepted accounting principles (GAAP) measure of segment profit or loss under SFAS No. 131. As clarified in question 18 to the Staff’s Frequently Asked Questions (FAQ) Regarding the Use of Non-GAAP Financial Measures, segment information presented in conformity with SFAS No. 131 is not considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K. Additionally, question 19 to the Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures concludes that Item 10(e) of Regulation S-K does not prohibit the discussion in Management’s Discussion and Analysis of Results of Operations and Financial Condition of segment information determined in conformity with SFAS No. 131.

The Company has informed us that it anticipates continuing Duke Capital’s practice of using EBIT, as defined, as its measure of segment profit or loss under SFAS No. 131. In response to the Staff’s comment, the Company has added additional disclosure under the caption “Unaudited Pro Forma Financial Information of Gas SpinCo, Inc.—Management’s Discussion and Analysis of Pro Forma Results of Operations —Overview of Results” on page 61 to explain management’s utilization of EBIT as a performance indicator for the Company and has revised the disclosure under the caption “Unaudited Pro Forma Financial Information of Gas SpinCo, Inc.— Management’s Discussion and Analysis of Pro Forma Results of Operations—Pro Forma Segment Results (Unaudited)” on page 61.

Pro Forma Liquidity and Capital Resources, page 64

21.	Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please also describe any known material trends, favorable or unfavorable, in your capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. See Item 303(a)(1) and (2) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Unaudited Pro Forma Financial Information of Gas SpinCo, Inc.— Management’s Discussion and Analysis of Pro Forma Results of Operations—Pro Forma Liquidity and Capital Resources” on page 63.

Pro Forma Quantitative and Qualitative Disclosures about Market Risk, page 65

22.	We note that approximately 63% of your pro forma consolidated revenues come from Canadian based operations. In this regard, please include a pro forma sensitivity analysis that shows the impact of changes in the Canadian Dollar on pro forma revenues and net income. If not material, please quantify.

Company Response:

In response to the Staff’s comment, the Company has added a section entitled “Foreign Currency Risk” under the caption “Unaudited Pro Forma Financial Information of Gas SpinCo, Inc.— Management’s Discussion and Analysis of Pro Forma Results of Operations” on page 59.

Credit Risk, page 86

23.	Please explain in detail why you believe a loss under the Hidalgo lease payment guarantee obligation is not probable. Please discuss the status of the issue to date and revise to provide your substantive reasons supporting your position.

Company Response:

As disclosed in the caption “Management’s Discussion and Analysis of Results of Operations and Financial Condition” on pages 86 and 129, Note 17, “Guarantees and Indemnifications” to the Duke Capital Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003 on page F-81 and Note 15, “Guarantees and Indemnifications” to the Duke Capital Consolidated Financial Statements for the six months ended June 30, 2006 on page F-128, in 1999, the Industrial Development Corp of the City of Edinburg, Texas (“IDC”) issued approximately $100 million in bonds to purchase equipment for lease to Duke Hidalgo (“Hidalgo”), an indirect subsidiary of Duke Capital. Hidalgo owns and operates a power generation facility located in Hidalgo County, Texas. In return, Duke Capital unconditionally and irrevocably guaranteed the lease payments of Hidalgo to IDC through 2028. In 2000, Hidalgo was sold to Calpine Corporation (“Calpine”) and Duke Capital remained obligated under the lease guaranty. As a condition of the sale, Calpine agreed to indemnify Duke Capital for any payments made by Duke Capital under the guarantee. In January 2006, Hidalgo and its subsidiaries filed for bankruptcy protection in connection with the previous bankruptcy filing by its parent, Calpine, in December 2005. As disclosed, gross exposure under the guarantee obligation is approximately $200 million, which includes principal and interest.

As of the date hereof, Duke Capital assessed the probability of loss under the guarantee obligation and determined a loss under the guarantee was not probable as of December 31, 2005 or June 30, 2006, due to the following reasons:

•	Up to the date of filing for bankruptcy, Calpine consistently fulfilled its payment obligations under the Hidalgo lease agreement;
•	Duke Capital had received no indication from Calpine, Hidalgo or the bankruptcy court that future lease payment obligations would not be met by Calpine or its subsidiary;
•	There was no indication that cash flows from the operations of the Hidalgo power generation facility, which are used to make lease payments, would be insufficient to meet the lease payment obligations; and
•	On May 1, 2006, Calpine, under the supervision of the U.S. bankruptcy court, made its scheduled semiannual lease payment, which was the first payment due subsequent to its bankruptcy filing. Subsequent payments are due each November 1st and May 1st through November 2028.

As a result, under the provisions of SFAS No. 5 no loss was recognized in Duke Capital’s consolidated financial statements for the year ended December 31, 2005 or the six months ended June 30, 2006. However, as a loss under the guarantee was considered to be reasonably possible, disclosure of the contingency was made in the December 31, 2005 and June 30, 2006 consolidated financial statements, as discussed above.

Duke Capital continues to monitor this matter and will include disclosures in future filings, as appropriate, as facts and circumstances underlying the guarantee obligation change. Up to the date of this letter, there have been no material changes in facts and circumstances regarding this loss contingency which have come to Duke Capital’s attention.

Year Ended December 31, 2005 as Compared to December 31, 2004, page 100

24.	You cite the deconsolidation of DEFS as a factor causing 2005 to be not comparable to 2004 yet you do not quantify the effect. You may want to present a table that summarizes the effects on each line item or indicate in the line item discussion the amount due to deconsolidation. The objective of this comment is for an investor to analyze how the reduction to 50% of DEFS impacted the financial statements including net income. Since you only presented one year of DEFS financial statements, it is not clear what the year to year impact of DEFS inclusion/exclusion would be on Duke Capital, LLC.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 to include the quantitative effect of the deconsolidation of DEFS from 2004 to 2005.

Critical Accounting Policies and Estimates, page 111

Risk Management Accounting, page 112

25.	We understand that the accrual method you refer to does not necessarily reflect the fair value of various contracts on your financial statements, for example normal purchase sales contracts. In this regard, it would be helpful if you revise future disclosure to provide a sensitivity analysis which quantifies in some fashion the impact of commodity prices on your accrual contracts.

Company Response:

Duke Capital’s Risk Management Accounting disclosure under Critical Accounting Policies and Estimates on pages 112-113 includes a reference to Duke Capital’s Quantitative and Qualitative Disclosures about Market Risk, which includes a discussion of Commodity Price Risk on pages 125-127). As noted in this disclosure, Duke Capital’s use of normal purchase normal sales (“NPNS”) contracts has been significantly reduced as a result of Duke Capital’s sale or disposition of substantially all of Duke Energy North America’s (“DENA”) remaining assets and contracts outside the Midwestern United States. This disclosure also contains a sensitivity analysis of changes in commodity prices of natural gas liquids (“NGL”) and Daily Earnings at Risk (“DER”) disclosures for commodity derivatives recorded using the Mark to Market Model. A significant portion of Duke Capital’s historical NPNS contracts were for the purchase and sale of electricity at fixed prices in future periods. Future commodity price volatility on forecasted purchases and sales from Duke Capital’s assets combined with NPNS contracts related to that production is not anticipated to be material to Duke Capital’s consolidated results of operations. If additional commodity price volatility becomes material to Duke Capital’s results of operations in the future, Duke Capital will include additional sensitivity analysis disclosures, as necessary. In addition, on a prospective basis Duke Capital will continue to assess whether or not Risk Management Accounting continues to represent a Critical Accounting Policy and Estimate to Duke Capital.

Business, page 135

26.	Please include a discussion of your corporate history. Further, please describe any anticipated material acquisitions or changes in your business after the spin-off.

Company Response:

We direct the Staff’s attention to the section entitled “Business—History and Development” on page 144. In response to the Staff’s second comment, the Company has revised the disclosure under the caption “Business—Our Business Strategies” on page 137.

Our Company, page 135

27.	Please define any industry-specific or technical terms the first time they appear so that they are easily understood by one not familiar with your industry. For example, we note your use of “throughput,” “TBtu,” etc. Please revise here and throughout your document accordingly.

Company Response:

In response to the Staff’s comment, the Company has revised disclosure throughout the Information Statement to define any industry-specific or technical terms the first time they appear.

Our natural gas transmission and storage strategies, page 138

28.	We note your disclosure, “The attractive nature of the source and end use markets served by our pipeline asset base generally provides us with a competitive advantage in capturing new transportation volumes.” Please expand your disclosure to more clearly explain what you mean by this claim.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Business—Business Strategy—Our Natural Gas Transmission and Storage Strategies” on page 138.

29.	We refer you to the third paragraph of this section. It appears that you have not described the “demand push” prong of your growth strategy. Please expand your disclosure to describe the “demand push” prong. If the “demand push” strategy is a part of the “market pull” strategy, please revise for clarification. Also, please revise to briefly define a “gas market point.” Further, in the fourth paragraph, please revise to more clearly explain what you mean by “[r]ather than go the `last mile’ to the end user market.”

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Business—Business Strategy—Our Natural Gas Transmission and Storage Strategies” on page 138.

Our natural gas gathering and processing strategies, page 140

30.

We note your disclosure that DEFS is “[t]he largest gatherer of raw natural gas and the largest producer and one of the largest marketers of NGLs in the United States,” and that with your Canadian BC Field Services and Midstream operations, you are the “[l]argest sour gas processor in Canada.” We also note disclosure in the fourth paragraph where you refer to your “[l]eading position in the gathering and processing industry....” Please provide bases or sources for these statements and any other similar types of statements or claims.

Company Response:

The Company will furnish to the Staff in a supplemental letter support for these statements and any other similar types of statements or claims.

Competition, page 151

31.	Please expand your disclosure to clearly indicate your competitive position within the natural gas transmission business. In this regard, we note your disclosure that the principal elements of competition are “[r]ates, terms of service, flexibility and reliability of service.” Please clarify your competitive position regarding each of these categories as compared to your competitors. Please also revise your “Competition” disclosure for the other segments, to the extent applicable.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the captions “Business—Business Segments—Gas Transmission-U.S.” on page 145, and “Business—Business Segments—Gas Transmission & Processing-Western Canada on page 152.

Supplies and Raw Materials, page 157

32.	In an appropriate section, please identify any major suppliers or customers.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the captions “Our Business—Business Segments—Field Services—Customers and Contracts” on page 156 and “Our Business—Supplies and Raw Materials” on page 157.

Management, page 166

33.	Please expand the business experience descriptions of William S. Garner and Paul M. Anderson to describe the nature of business of Petrie Parkman & Co. and BHP Billiton, respectively. Further, please revise Paul M. Anderson’s business experience description to indicate the date Mr. Anderson began working for BHP Billiton and his business experience between July 2002 and November 2003.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Management—Executive Officers” on page 166.

Board of Directors Following the Separation, page 166

34.	Please disclose any arrangements to select directors, if applicable. See Item 401(a) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Management—Board of Directors Following the Separation” on page 166.

Employment Contracts and Termination of Employment..., page 173

35.	We note your disclosure in the first paragraph of this section that you expect, but cannot be certain, that the agreements will be terminated effective as of the distribution. Please expand your disclosure to more clearly explain the reasons for the uncertainty and briefly discuss the implications of the continued existence of the agreements should they not terminate as of the distribution.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the Caption “Management—Executive Compensation—Employment Contracts and Termination of Employment and Change-in-Control Arrangements” on page 173 to remove the uncertainty that the agreements will be terminated effective as of the distribution.

Certain Relationships and Related Party Transactions, page 185

36.	Please describe any payments or fees in connection with each agreement. In this regard, we note your statement on page 11 that the separation will cost $200 million. In an appropriate section, further describe the costs of the separation.

Company Response:

In response to the Staff’s comments regarding any payments or fees, the Company has revised the disclosure under the caption “Certain Relationships and Related Party Transactions—Agreements with Duke Energy—Separation and Distribution Agreement” on page 185, “Certain Relationships and Related Party Transactions—Agreements with Duke Energy—Tax Matters Agreement” on page 190, and “Certain Relationships and Related Party Transactions—Agreements with Duke Energy—Employee Matters Agreement” on page 191. In response to the Staff’s comment on separation costs, the Company has provided disclosure under the caption entitled “The Separation—Separation Costs” on page 41.

Description of Material Indebtedness, page 199

Available Credit Facilities and Restrictive Debt Covenants, page 200

37.	Please further describe and quantify any restrictive or financial covenants and any financial ratios that you will be required to maintain.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Description of Material Indebtedness—Available Credit Facilities and Restrictive Debt Covenants” on page 200 to describe and quantify the material financial covenants applicable to its credit facilities and debt instruments. There are no other material restrictive or financial covenants or financial ratios in such facilities and instruments.

Notes to Consolidated Financial Statements, page F-13

Note 9. Goodwill, page F-52

38.	Footnote (b) indicates purchase price adjustments have been to certain prior year acquisitions in 2004 and 2005. Please provide us a summary of each purchase price adjustment. Please ensure we understand the nature of any pre-acquisition contingencies including the specific information you had arranged to obtain, that was obtainable, the date such adjustment was made and the date the related acquisition closed. We may have further comment.

Company Response:

Duke Capital had purchase price adjustments related to its 2002 acquisition of Westcoast Energy, Inc. during 2003. However, there were no additional purchase price adjustments made in either 2004 or 2005 to prior year acquisitions. As a result, the footnote (b) disclosure noted above was inadvertently not updated from the 2004 Form 10-K disclosure which discussed the purchase price adjustments made during 2003. In response to the Staff’s comment, the Company has revised the footnote (b) disclosure included in Note 9, “Goodwill” to Duke Capital’s financial statements on page F-52 to remove any reference to purchase price adjustments related to prior year acquisitions.

Note 10. Field Services, page F-53

39.	It appears your pre-tax gains on the sale of TEPPCO GP and your limited partner interests in TEPPCO approximate the sales proceeds. If our understanding is not correct, please clarify it. Otherwise, help us understand the reason(s) for the lack of carrying value of the TEPPCO partnership interests. Please tell us how your interests in the TEPPCO Partners, LP was acquired. In this regard, advise whether any goodwill on DEFS books relates to the TEPPCO interests sold. In this regard, we note on page F-162 DEFS goodwill of $452 million at the beginning of 2005 and $421 million at the end. On a related point, we assume TEPPCO was always accounted for as an equity investee. If so, please advise why it was treated an equity investee given DEFS’s general and limited partnership interests.

Company Response:

The 2 percent general partner interest and the limited partner interest in TEPPCO were acquired by Duke Energy upon the acquisition of PanEnergy Corp. in 1997 and have been accounted for as equity method investments since that time. These investments in

TEPPCO were previously held by a subsidiary of PanEnergy Corp. since the formation of TEPPCO in March 1990.

The Company has informed us that in February 2005, DEFS, then a 69.7% owned consolidated subsidiary of Duke Capital, sold its wholly-owned subsidiary Texas Eastern Products Pipeline Company, LLC (the “TEPPCO GP”, which holds the 2 percent general partner interest in TEPPCO) to a third party for $1.1 billion and Duke Capital sold its 2.5 million limited partner units in TEPPCO (out of total TEPPCO limited partner units of approximately 63 million) to the same third party for approximately $100 million. As a result of these transactions, Duke Capital recognized pretax gains of approximately $1.2 billion.

Duke Capital and DEFS accounted for their general partner and limited partner interests in TEPPCO under the equity method of accounting. TEPPCO GP, through its general partner interest in TEPPCO, managed and directed TEPPCO under the TEPPCO partnership agreement. However, the limited partner unit holders have the ability to replace the general partner through a two-thirds vote. Due to Duke Capital and DEFS having the ability to exercise significant influence over the operations but not control TEPPCO, under the guidance in APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock” and AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures”, the investment in TEPPCO has been accounted for under the equity method of accounting. Additionally, TEPPCO was not considered to be a variable interest entity under the provisions of FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”. Duke Capital’s and DEFS’ interest in TEPPCO was sold in February 2005, prior to the effective date of EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”.

On a quarterly basis, TEPPCO distributed cash, based upon ownership percentages, to the general partner and the other unit holders based upon a calculation of earnings, as adjusted for non-cash items. As a result of these distributions, which were higher than cumulative earnings due to non-cash items such as depreciation expense, the TEPPCO investments had low carrying values when sold in February 2005.

Duke Capital and DEFS determined that TEPPCO GP did not contain all of the inputs and processes necessary for it to continue to conduct normal operations, including the ability to sustain a revenue stream by providing its outputs to customers in accordance with EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”. TEPPCO GP manages and directs TEPPCO under the TEPPCO partnership agreement and is in essence a management company that is compensated in the form of equity earnings and cash distributions. TEPPCO GP does not possess any long-lived assets, customer contracts or intangible assets, all of which are held by TEPPCO or other entities in the TEPPCO partnership group. The absence of long-lived assets was not considered minor in accordance with paragraph 6 of EITF Issue No. 98-3. TEPPCO will continue to have the ability to provide its products and services to customers.

Additionally, the recognition of equity earnings from the investments in TEPPCO does not constitute a revenue stream. At the 2002 AICPA SEC Conference, the Staff clarified that equity earnings should normally not be classified as a component of revenues.

As a result, the sale of TEPPCO GP is not considered to be the divestiture of a business under the guidance given in EITF Issue No. 98-3. Therefore, in accordance with paragraph 39 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, no goodwill was allocated to the carrying amount of TEPPCO investments sold to determine the gain recognized in Duke Capital’s consolidated financial statements.

The decrease in DEFS goodwill from $452 million at the beginning of 2005 to $421 million at the end of 2005 is principally due to the goodwill allocated to the 19.7% interest in DEFS which was sold by Duke Capital in July 2005.

40.	We note you disclose the IPO of DCP Midstream Partners, LP here and the SAB 51 implications on page F-152. Please help us understand your thought process in not recording the increase in equity that resulted from sale of LP units. In this regard, please explain in detail the nature of the multiple classes of outstanding securities that are convertible into common equity and how that impacts your SAB 51 analysis.

Company Response:

The Company has informed us that in July 2005, Duke Capital deconsolidated its investment in DEFS and has subsequently accounted for DEFS as an investment utilizing the equity method of accounting. In December 2005, DEFS formed DCP Midstream Partners LP (DCP) and sold approximately 58% of DCP to the public through an initial public offering for proceeds of approximately $206 million, net of offering costs. The sale of 58% of DCP to the public resulted in a gain of approximately $149 million, which has been deferred by DEFS in other long-term liabilities. DCP has issued multiple classes of securities, as summarized below:

• 10,350,000 common units were issued to the public representing a 58% interest;

• 7,142,857 subordinated units and 7,143 common units were issued to DEFS representing a 40% interest; and,

• 357,143 general partner equivalent units were issued to DEFS representing a 2% interest.

DCP’s partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash each quarter at a defined amount per common unit before any distributions of available cash may be made on the subordinated units. During the subordination period, the subordinated units are not entitled to receive any distributions until the common units have received their cumulative distributions. The subordination period will end, and the subordinated units will convert to common units, on a one for one basis, when certain distribution requirements, as defined in the partnership agreement, have been met. The earliest date at which the subordination period may end is December 31, 2008 and 50% of the subordinated units may convert to common units as early as December 31, 2007. The rights of the subordinated unit holders, other than the distribution rights described above and certain liquidation provisions, are substantially the same as the rights of the common unit holders.

Staff Accounting Bulletin (SAB) Topic 5-H (SAB 51) question 3 indicates a “gain should not be recognized before exercise or conversion into common stock, and then only provided that realization of the gain is reasonably assured at the time of such exercise or conversion”. During the September 25, 2002 AICPA SEC Regulations Committee Joint Meeting with the Staff, the applicability of SAB 51 to instances where different classes of securities are issued with preferential distribution or liquidation rights was discussed. The Staff clarified that “if the class of security issued by the subsidiary has a preference in distribution or liquidation rights over any other class of equity security…the transaction is not subject to SAB Topic 5-H. As such, there would be no ‘gain’ on the transaction”.

Therefore, as a result of the preferential distribution and liquidation rights held by DCP’s common unit holders, DCP’s common units are considered other than common securities (e.g., similar to preferred stock). Therefore, as a result, no gain is recognized on the transaction. Upon conversion of the subordinated units into common units, the current differences in distribution and liquidation rights would be eliminated and the gain on sale of common units will be recognized in earnings. DEFS has disclosed its accounting policy election, to record SAB 51 gains or losses in earnings, in its consolidated financial statements included on page F-152.

Note 19. Employee Benefit Plans, page F-87

41.	Please tell us what you are relying upon in providing reduced pension plan disclosure. It appears Duke Capital’s pension plan is similar multiple-employer plans as discussed in paragraph 71 of SFAS no. 87 and as such should be providing full pension disclosures required by SFAS nos. 87 and 132. We presume that the registrant, when capitalized, will have a separate pension plan along with all the disclosures required by GAAP. If otherwise, please advise. We may have further comment.

Company Response:

The Company has informed us that Duke Capital and its subsidiaries participate in its parent’s (Duke Energy’s) non-contributory cash balance plan (the Plan), which is considered a defined benefit retirement plan pursuant to Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” as clarified in EITF Issue No. 03-4, “Determining the Classification and Benefit Attribution Method for a ‘Cash Balance’ Pension Plan”. Plan assets are not segregated or restricted at a level lower than the consolidated Duke Energy level. Individual participant account balances are not tied to amounts and returns on specific invested assets but, rather, are based upon a “hypothetical account” whereby participants receive principal credits based on salary and interest credits at a stated rate. Pursuant to question 87 of the FASB staff’s “A Guide to Implementation of Statement 87 on Employers’ Accounting for Pensions”, a subsidiary participating in its parent company defined benefit pension plan should account for its participation in the parent’s pension plan as a participation in a multiemployer pension plan, in the subsidiary’s stand-alone financial statements. Therefore, pursuant to the disclosure requirements of paragraph 12 of Statement of Financial Accounting Standards No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits—An Amendment of FASB Statements No. 87, 88, and 106”, Duke Capital has included disclosure of the amount of contributions made to the Plan for each of the periods presented.

As disclosed on page 175 of the Registration Statement, the Company intends to adopt a separate noncontributory, defined benefit retirement plan, effective as of the distribution. Future filings by the Company, subsequent to the date of distribution, will include all the disclosures of the retirement plan as required by GAAP.

TEPPCO Partners LP Financial Statements, page F-175

42.	Please tell us the reasons you have presented the above financial statements in the registration statement. We understand the above entity is an equity investee of DEFS which is an equity investee of Duke Capital. If you are presenting financial statements to comply with Rule 3-09 or Regulation S-X, show us your significance calculations including how you determined the denominator of the aforementioned test. Please also address whether TEPPCO Partners LP will be a significant equity investee of Gas SpinCo Inc as reconstituted.

Company Response:

The Company has informed us that Duke Capital included the 2005 TEPPCO consolidated financial statements in its 2005 Form 10-K/A filing, which is included in the Registration Statement, pursuant to the significance tests in Rule 3-09 of Regulation S-X. Duke Capital’s 2005 Form 10-K/A included the following disclosure of a gain on sale of its investment in TEPPCO during the year-ended December 31, 2005:

“In February 2005, DEFS sold its wholly owned subsidiary Texas Eastern Products Pipeline Company, LLC (TEPPCO GP), which is the general partner of TEPPCO Partners, LP (TEPPCO LP), for approximately $1.1 billion and Duke Energy sold its limited partner interest in TEPPCO LP for approximately $100 million, in each case to Enterprise GP Holdings LP, an unrelated third party. These transactions resulted in pre-tax gains of $1.2 billion, which were recorded in Gains (Losses) on Sales and Impairments of Equity Method Investments in the Consolidated Statements of Operations. Minority Interest Expense of $343 million was recorded in the accompanying Consolidated Statements of Operations to reflect ConocoPhillips’ proportionate share in the pre-tax gain on sale of TEPPCO GP.”

Under Rule 3-09, the significance of an equity investee to a registrant is determined by a comparison of income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principle of the equity method investee with such income of the registrant. Minutes from the June 2005 meeting of the AICPA SEC Regulations Committee clarify the Staff’s view that the Rule 3-09 income test should include any gain or loss related to changes in ownership of the equity method investee.

As a result, the pretax gains on sale of TEPPCO GP and the limited partner interests in TEPPCO of approximately $888 million (net of minority interest of approximately $343 million) and Duke Capital’s 2005 equity in earnings of its TEPPCO investments (up through the February 2005 disposition) of approximately $9 million were compared to Duke Capital’s 2005 Consolidated Earnings From Continuing Operations Before Income Taxes of approximately $2,892 million. This comparison resulted in a significance of approximately 31% for the TEPPCO investment for the year ended December 31, 2005. As a result of the income significance test exceeding 20 percent, separate financial statements of TEPPCO were required to be filed with the Form 10-K/A of Duke Capital as well as the Registration Statement.

It is currently expected that TEPPCO will continue to be a significant equity investee of the Company until the 2005 period, which includes the significant gain on sale, is no longer included in the historical financial statements of the Company.

*************

Please note that the Company is filing an acknowledgment simultaneously with this response signed by an officer of the Company. We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (202) 371-7535 or J.A. Glaccum at (202) 371-7247.

Very truly yours,

/s/ Jeremy D. London

Jeremy D. London, Esq.

cc:	Fred J. Fowler

P. Gifford Carter, Esq.

J.A. Glaccum, Esq.